Contact

www.linkedin.com/in/bradfehn
(LinkedIn)
www.duartcapital.com (Company)

Top Skills

Equity Financing
Process Improvement
Software as a Service (SaaS)

Brad Fehn

Company Builder # Eye for innovative products # Focused on creating positive change in the world # Duart Capital # Influence Board # ASBN # FoldedPak

Englewood, Colorado, United States

Summary

Taking a vision and making it a reality – isn't that an entrepreneur's dream? My career has centered around start-up companies with innovative ideas and making them great.

It started with my experience with a new dumbbell product for the fitness industry. Then, after three year of rigorous professional testing, I obtained a Chartered Financial Analyst (CFA) designation. It strengthened my ability to effectively craft portfolio strategies and understand an analyst's perspective when working with companies.

I founded Duart Capital to focus on innovative private equity opportunities. Innovation, building great companies, and making a positive impact on the world is what excites me about my work.

An early opportunity was FoldedPak, Inc which produced ExpandOS, an environmentally friendly solution for the multi-billion dollar packing industry. I've served in leadership positions, invested in, been a board member, or advised over 50 companies in various industries. Current industries of interest: digital media, packing, energy services, specialty events, specialty foods, and software.

One of my key projects is The Influence Board. This innovative platform is revolutionizing the cold calling sales process.

The sales team schedules meetings with prospective decision makers and in exchange for the meeting, a donation is made to a charity. The sales team has face-to-face time with a decision maker and charities receive valuable funding.

The Influence Board combines my excitement of innovation, growing businesses, and helping nonprofits advance their mission with a new

source of funding. To learn more about The Influence Board, visit www.influenceboard.com.

Outside of work, my passion centers around my family and my health. I am a cancer survivor since 2012. I am fascinated by the bio-medical industry regarding new methods and strategies around cancer treatments.

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Experience

The Influence Board
President/Board Member
2018 - Present (5 years)

It's a win-win-win experience.

- A sales team needs time in front of a decision-makers.
- An executive wishes to raise money for their favorite charity.
- A charity receives vital financial support to fulfill their mission.

SALES TEAMS
Get meetings faster, close deals sooner, all while making the world a better place! Using the Influence Board platform, your sales team can schedule 1-hour meetings with executives by donating to their favorite charity.

CHARITIES
Want to enhance your fundraising? Executives who are willing to accept a sales calls can be raising money for you!

I joined the Influence Board team because it is an innovative idea which has a positive impact on the world. Where else can businesses get time with executives (decision makers) to present their product solutions and positively impact a charity who is changing lives in the world?

If you want to learn more, I want to talk with you. Contact me at bfehn@influenceboard.com and visit www.influenceboard.com.

ASBN TV
CEO / Chairman / Investor
December 2010 - Present (12 years 7 months)
Denver Colorado

Amature sports broadcast and leadership services company

Best in class set of services for tourneys, clubs, schools, and teams with unique leadership development programs for coaches and student athletes.

At the same time, we have developed a best in class marketing platform for leading national brands.

Duart Capital, LLC
Managing Partner
May 2008 - Present (15 years 2 months)

Building great teams of Managers and Investors to execute on impact filled opportunities

www.duartcapital.com

Value Innovations, Inc.
Advisory Board Member
1998 - Present (25 years)

FoldedPak, Inc.
President / Board Member / Investor
September 2009 - December 2022 (13 years 4 months)

FoldedPak designs, manufactures and distributes the most protective and lowest carbon footprint internal void fill packing material.

The Treasurer 100
Co-Founder
May 2021 - May 2022 (1 year 1 month)
Dallas, Texas, United States

A private network of the Senior Treasurers from the 100 largest public and private companies in DFW

Denargo Capital, LLC
Associate
2005 - 2008 (3 years)

Northland Power Services
CEO
February 2006 - August 2007 (1 year 7 months)

Vortex Flow
CEO
October 2001 - January 2005 (3 years 4 months)

iSherpa Capital
CFO
1999 - 2001 (2 years)

CIRSA (Colorado Intergovernmental Risk Sharing Agency)
5 years

Controller
1992 - 1997 (5 years)

Controller
1992 - 1997 (5 years)

KPMG
3 years

Senior Auditor
1989 - 1992 (3 years)

Senior Auditor
1989 - 1992 (3 years)

Education

The Ohio State University
BSBA, Accounting · (1985 - 1989)

River Valley High School